UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

 Hawker Energy, Inc.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

 42012W 107

(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102
Redondo Beach, CA 90277

 (310) 316-3623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 August 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |    |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42012W 107

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Darren Vladimir Katic I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) | | (b) | X |
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | |
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,764,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,764,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,503,160(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0847% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1) The number of shares beneficially owned includes (i) 632,455 shares of Common Stock that Darren Katic may acquire upon the exercise of certain warrants that are currently exercisable in full, (ii) 9,500,000 shares issued and held in escrow by the Issuer pending future conditional release as determined by the Board, upon Issuer meeting certain milestones, and (iii) 6,105,795 shares of Common Stock that Darren Katic may acquire upon the conversion of a promissory note made by the Issuer in favor of Darren Katic into Common Stock and warrants that will be exercisable in full upon conversion of the promissory note.

(2) Applicable percentage ownership is based on 82,718,653 shares of Common Stock outstanding as of August 15, 2015. Any securities not outstanding but subject to warrants, options or other rights exercisable as of August 15, 2015, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

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CUSIP No. 42012W 107

SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the common stock, par value $0.001 per share of Hawker Energy, Inc., a Nevada corporation, and amends the Schedule 13D filed on behalf of Darren Katic (“Katic”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 filed November 4, 2013, Amendment No. 2 filed January 14, 2014, Amendment No. 3 filed January 17, 2014, Amendment No. 4 filed April 9, 2014, Amendment No. 5 filed May 14, 2014, Amendment No. 6 filed October 20, 2014, Amendment No. 7 filed November 18, 2014, Amendment No. 8 filed December 22, 2014 and this Amendment No. 9, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 9 is being filed to amend Item 3, Item 4 and Item 5 of the Schedule 13D as follows:

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

6,000,000 shares of Common Stock were acquired by Katic on October 31, 2013 in consideration for the sale of all of Katic’s membership interest in and to SCNRG, LLC, a California limited liability company (“SCNRG”), to the Issuer, pursuant to the terms of that certain Agreement and Plan of Reorganization, dated October 31, 2013 (the “Plan of Reorganization”), between SCNRG, Katic, Gerald Tywoniuk (“Tywoniuk”), Manhattan Holdings LLC, a Delaware limited liability company, and the Issuer.

1,500,000 shares of Common Stock were acquired by Katic on January 1, 2014 in consideration for the sale of all of Katic’s membership interests of Hawker Energy, LLC, a California limited liability company (“Hawker”), to the Issuer, pursuant to the Issuer’s exercise of its option to acquire all of the membership interests of Hawker under the terms of that certain Amended and Restated Option Agreement, dated November 20, 2013 (the “Option Agreement”), by and among the Issuer, Katic, and Charles Moore (“Moore”).

On January 10, 2014, Katic purchased 380,000 “Units” for a purchase price of $38,000 in connection with a private placement conducted by the Issuer (the “Unit Private Placement”), with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share (the “January Private Placement Warrants”).  As a result of his January 10, 2014 purchase of Units, Katic acquired 380,000 shares of Common Stock and warrants to acquire an additional 190,000 shares of Common Stock.

On April 9, 2014, Katic acquired 684,910 Units in connection with the Unit Private Placement in consideration of cancellation of (A) $29,625 in debt owing to Katic from Hawker and (B) $38,866 in debt owing to Katic from SCNRG.  As a result of his April 9, 2014 purchase of Units, Katic acquired 684,910 shares of Common Stock and warrants to acquire an additional 342,455 shares of Common Stock (the “April Private Placement Warrants”).

On September 19, 2014, Katic purchased 200,000 Units for a purchase price of $20,000 in connection with the Unit Private Placement, with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share.  As a result of his September 19, 2014 purchase of Units, Katic acquired 200,000 shares of Common Stock and warrants to acquire an additional 100,000 shares of Common Stock (the “September Private Placement Warrants” and, together with the January Private Placement Warrants and the April Private Placement Warrants, the “Private Placement Warrants”).

On October 10, 2014, 16,500,000 shares of Common Stock were issued to Katic under the Option Agreement. Of those shares, 9,500,000 of the shares will be held in escrow (the “Escrow Shares”), to be released as follows: (i) 5,000,000 Escrow Shares will be released upon completion of a transaction resulting in Issuer ownership of oil and gas interests currently held by TEG Oil & Gas, Inc. located in the Tapia Field, Los Angeles County, California, and (ii) 4,500,000 Escrow Shares will be released upon completion, on or before December 31, 2017, of any one of the transactions evaluated by Hawker prior to January 1, 2014, including a transaction resulting in Issuer ownership of oil and gas lease interests in any one of the following unique oil fields: Cat Canyon (leases Tognazzini, Wickenden, Los Alamos, GWP, and those immediately adjacent to, in each case, in Santa Barbara County), Santa Maria (T 11N, R 36W extending southeast through T9N R33W in Santa Barbara County), Casmalia (leases Tompkins, Peshine, and those immediately adjacent to, in each case, in Santa Barbara County), North Lost Hills (Sections 12 & 13, T25S, R19E, and Sections 7 & 18, T25S, R 20E, totaling 1,500 acres in Kern County CA), Maricopa (McFarland and Jameson leases totaling 40 acres in Kern County), Pine Meadows (Section 1 Township 31 South Range 22E in Kern County) or Torrance (Joughin and South Torrance Units in totaling 900 acres in Los Angeles County).

On December 12, 2014, Katic transferred 500,000 shares of Common Stock to Kristian Andresen as compensation for services provided to the Issuer.

On August 31, 2015, Katic was issued a convertible promissory note (the “Convertible Promissory Note”) in the original principal amount of $587,053, which bears simple interest at the rate of 12% per annum. $407,053 of the principal amount, together with any interest accrued thereon, is convertible at any time at the option of Katic into Units (the “August 2015 Convertible Note Units”) at a conversion price of $0.10 per Convertible Note Unit (the "Conversion Price"). $180,000 of the principal amount, together with any interest accrued thereon, is convertible at September 1, 2018 (the “Maturity Date”) at the option of Katic into Units at the Conversion Price (however, the Maturity Date will accelerate upon Katic no longer being the Chief Executive Officer of the Issuer other than as a result of Katic’s voluntary resignation without good reason).  Each Convertible Note Unit consists of one share of Common Stock and a warrant to purchase one-half share of Common Stock. Each warrant, if issued, has an exercise price of $0.25 per each whole share of Common Stock (subject to customary adjustments for stock dividends, stock splits, reorganizations and similar transactions) and an exercise period of three years from the date of issuance.  The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reorganizations and similar transactions.  In addition, subject to certain customary exceptions, if at any time while the Convertible Promissory Note is outstanding the Issuer issues shares of Common Stock at a price less than $0.10 per share (a "Lower Sale Price"), the Conversion Price shall automatically be adjusted to equal the Lower Sale Price. Katic was issued the convertible promissory note (a) in replacement of a previously issued non-convertible promissory note made by Issuer in favor of Katic in the remaining principal amount of $378,000 (the "Original Note"), as well as capitalization of $28,253 in accrued interest outstanding under the Original Note as of July 31, 2015 and (b) as capitalization of $180,000 in unpaid bonuses owned by Issuer to Katic as of August 1,2015.
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Item 4.

Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic acquired beneficial ownership of the shares of Common Stock for investment purposes. Katic from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Katic will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)

Under the terms of that certain Amended and Restated Warrant Agreement, dated November 13, 2014 (the “Warrant Agreement”), by and among Katic, Moore and Tywoniuk, Katic granted Tywoniuk warrants (the “Hawker Warrants”) to purchase up to 1,750,000 shares of Common Stock issued to Katic under the Option Agreement, as set forth in Item 3.  Of the 1,750,000 Hawker Warrants, 826,388 of the Hawker Warrants are currently exercisable as of the date of this Amendment No. 7 until November 13, 2019, and 923,612 of the Hawker Warrants are exercisable for a period of five (5) years beginning on the date the Escrow Shares are released from escrow to Katic as described in Item 3.  The Hawker Warrants were granted in consideration of certain professional services provided by Tywoniuk to the Issuer.

As a result of his acquisitions of Units in the Unit Private Placement, Katic is the beneficial owner of (i) 190,000 shares of Common Stock that he may acquire upon exercise of his January Private Placement Warrants, (ii) 342,455 shares of Common Stock that he may acquire upon exercise of his April Private Placement Warrants, and (iii) 100,000 shares of Common Stock that he may acquire upon exercise of his September Private Placement Warrants. The January Private Placement Warrants are exercisable in full for a period of five (5) years from January 10, 2014, the April Private Placement Warrants are exercisable in full for a period of five (5) years from April 9, 2014 and the September Private Placement Warrants are exercisable in full for a period of five (5) years from September 19, 2014.

As a result of the Convertible Promissory Note, Katic is the beneficial owner of 6,105,795 shares of Common Stock that he may acquire upon his conversion of the Convertible Promissory Note into the August 2015 Convertible Note Units which consist of (i) 4,070,530 shares of Common Stock and (ii) 2,035,265 shares of Common Stock that Katic may acquire upon exercise of warrants that will exercisable in full upon the conversion of the Convertible Promissory Note (the “Convertible Note Warrants”).  The Convertible Note Warrants are exercisable in full for a period of three years from the date of their issuance.  Additionally, in connection with the Convertible Promissory Note, Katic may be issued an additional 1,800,000 shares of Common Stock and an additional 1,800,000 warrants to purchase one-half share common stock, convertible as of the Maturity Date, as further described in Section 3 above.

(b)

Not Applicable

(c)

Not Applicable

(d)

Katic is an officer and director of the Issuer.

(e)

Not Applicable

(f)

Not Applicable

(g)

Not Applicable

(h)

Not Applicable

(i)

Not Applicable

(j)

Not Applicable

Katic reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of August 15, 2015, Katic was the beneficial owner of 31,503,160 shares of Common Stock, which represents approximately 38.0847% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on (i) 75,980,403 shares of Common Stock issued and outstanding as of the August 15, 2015, (ii) 632,455 shares of Common Stock beneficially owned by Katic that he may acquire upon the exercise of Private Placement Warrants that are currently exercisable in full, and (iii) 6,105,795 shares of Common Stock beneficially owned by Katic that he may acquire upon the conversion of the Convertible Promissory Note into Common Stock and exercise of the Convertible Unit Warrants that will be exercisable in full upon conversion of the Convertible Promissory Note.

See Item 4, with regard to the additional shares of Common Stock that Katic may be entitled by exercising Private Placement Warrants and conversion of the Convertible Promissory Note into the Common Stock and exercise of the Convertible Unit Warrants that will be exercisable in full upon conversion of the Convertible Promissory Note.  As of the date hereof, Katic has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Option Agreement, the Unit Private Placement and the Convertible Promissory Note.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Darren Vladimir Katic	0	24,764,910	0	24,764,910

(c)

Not applicable.

(d)

See Item 4, with regard to the additional shares of Common Stock that Katic may be entitled by exercising Private Placement Warrants and Convertible Unit Warrants.  As of the date hereof, Katic has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Option Agreement, the Unit Private Placement and the Convertible Promissory Note.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic is a party to the Warrant Agreement, pursuant to which Katic may dispose of up to 1,750,000 shares of Common Stock of the Issuer to Tywoniuk, as further described in Item 4(a).

Katic may purchase up to an additional 632,455 shares of Common Stock of the Issuer by exercising the Private Placement Warrants, as further described in Item 4(a).

On May 14, 2014, the Issuer granted Katic nonqualified options to purchase 600,000 shares of Common Stock.  The options have an exercise price of $0.10 per share and expire on May 13, 2024.  The options will vest in three equal installments on each of May 13, 2015, May 13, 2016 and May 13, 2017.

On August 31, 2015, the Issuer granted Katic the Convertible Promissory Note, pursuant to which Katic may be issued up to an additional 5,870,530 shares of Common Stock and an additional 5,870,530 warrants to purchase one-half share of Common Stock, as further described in Section 3 and Section 4 above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No. 42012W 107

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2015

/s/ Darren Vladimir Katic

Darren Vladimir Katic, an individual